Industrial Services of America, Inc. ◆ 7100 Grade Lane Louisville, KY 40213 ◆ Phone: 502-366-3452 ◆ Fax: 502-368-1440

September 8, 2017

William H. Thompson

Accounting Branch Chief

Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Re:       Industrial Services of America, Inc.

             Form 10-K for the Fiscal Year Ended December 31, 2016

             Filed March 31, 2017

             Form 10-Q for the Quarterly Period Ended June 30, 2017

             Filed August 9, 2017

             File No. 0-20979

Dear Mr. Thompson:

     Industrial Services of America, Inc. appreciates the opportunity to respond to the comments provided by the Commission Staff contained in your correspondence dated August 30, 2017 for the corporation and filings listed above.

     For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the letter, with the Staff's comments presented in italicized text, followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 9A. Controls and Procedures, page 28

1.   We note that management evaluated your internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Please tell us and revise your disclosure in future filings to disclose whether you applied the 1992 or 2013 COSO framework in your assessment. Reference is made to Item 308(a)(2) of Regulation S-K.

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Management evaluated our internal control over financial reporting based on the criteria set forth in 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Accordingly, in future filings, our disclosure will read substantially as follows:

“Our management conducted an evaluation of the effectiveness of our internal control over financial reporting, based on the framework and criteria established in the 2013 Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.”

Consolidated Statements of Operations, page F-4

2.   We note you present operating income (loss) which is equal to your revenues less cost of sales, which appears to represent gross profit. In future filing please revise the caption to represent gross profit.

In future filings, the Company will revise the caption included in the Consolidated Statements of Operations to read Gross profit.

Notes to Consolidated Financial Statements

Note 11 – Segment Information, page F-33

3.   We note you sell ferrous and nonferrous metals and used auto parts. In future filings please revise your disclosure to include revenue for each product or each group of similar products or explain why the disclosure is not required. Reference is made to ASC 280-10-50-40.

In future filings, the Company will disclose the revenue for each product or each group of similar products in accordance with ASC 280-10-50-40.  The Company expects that it will present the information in the Consolidated Statements of Operations under the captions:

●         Revenue from ferrous operations;

●         Revenue from nonferrous operations;

●         Revenue from auto parts operations and other revenue.

The Company expects the combined amount of revenue from auto parts operations and other revenue to be less than 10% of consolidated revenues and will therefore include the combined revenue on one line.

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Form 10-Q for the Quarterly Period Ended June 30, 2017

Basis of Presentation, page 10

4.    We note your disclosure that information furnished includes all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods. Please confirm and revise your disclosure to indicate whether all such adjustments are of a normal recurring nature. Reference is made to Rule 10-01(b)(8) of Regulation S-X.

We confirm that all adjustments the Company included in the financial information in the above-referenced filing were of a normal recurring nature.  In future filings, if the adjustments are of a normal recurring nature, our disclosure will read substantially as follows:

“In the opinion of management of the Company, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position at June 30, 2017, and the results of operations and cash flows for the quarters ended June 30, 2017 and 2016.”

If the adjustments are not of a normal recurring nature, the Company will furnish information as required by Rule 10-01(b)(8) of Regulation S-X.

              If you have any questions regarding the submitted responses or require further information, please contact either the below signed or Caprice Price, Director of Accounting.

Sincerely,

/s/ Todd L. Phillips

Todd L. Phillips
President and Chief Financial Officer

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